Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	At or For Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Earnings:
1. Income before income taxes	$31,734	$39,074	$30,151	$44,118	$27,207
2. Plus interest expense	56,097	37,233	31,729	37,437	46,698
3. Earnings including interest on deposits	87,831	76,307	61,880	81,555	73,905
4. Less interest on deposits	42,269	28,952	25,147	29,344	33,196
5. Earnings excluding interest on deposits	$45,562	$47,355	$36,733	$52,211	$40,709

Fixed Charges:
6. Including interest on deposits and capitalized interest	$56,097	$37,233	$31,729	$37,437	$46,698
7. Less interest on deposits (Line 4)	42,269	28,952	25,147	29,344	33,196
8. Excluding interest on deposits	$13,828	$ 8,281	$ 6,582	$ 8,093	$13,502

Ratio of earnings to fixed charges:
Including interest on deposits (Line 3 divided by Line 6)	1.57	2.05	1.95	2.18	1.58
Excluding interest on deposits (Line 5 divided by Line 8)	3.29	5.72	5.58	6.45	3.02